EXECUTION VERSION

UNDERWRITING AGREEMENT

October 8, 2019

New Pacific Metals Corp.

Suite 1750 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Attention:           Dr. Rui Feng

Chief Executive Officer

Gordon Neal

President

The undersigned, BMO Nesbitt Burns Inc. (the “Underwriter”), understands that New Pacific Metals Corp., a company organized under the laws of the Province of British Columbia (the “Company”), proposes to issue and sell an aggregate of 3,750,000 common shares (the “Common Shares”) to the Underwriter. The Underwriter hereby offers to purchase from the Company all but not less than all of the Common Shares on a “bought deal” basis, at the purchase price of $4.00 per Common Share (the “Purchase Price”) for aggregate gross proceeds of $15,000,000.

The Company hereby grants to the Underwriter an option (the “Over-Allotment Option”), entitling the Underwriter to purchase 562,500 Common Shares (the “Over-Allotment Common Shares”) at the Purchase Price for additional aggregate gross proceeds of up to $2,250,000 for the purpose of covering the Underwriter’s over-allocation position and for market stabilization purposes. The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time and from time to time for up to 30 days after the Closing Date (as hereinafter defined). The offering of the Common Shares and any Over-Allotment Common Shares by the Company described in this Agreement are hereinafter referred to as the “Offering”.

The net proceeds of the Offering are intended to be used as set forth in the Preliminary Prospectus (as hereinafter defined) under the heading “Use of Proceeds”. In consideration of the Underwriter’s agreement to purchase the Common Shares and Over-Allotment Common Shares (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to the Underwriter a cash fee (the “Underwriting Fee”) in an amount equal to 6.0% of the gross proceeds received by the Company from the issue and sale of the Common Shares and any Over- Allotment Common Shares. The Underwriting Fee shall be payable on the Closing Date and any Over-Allotment Closing Date.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided, however, that offers and sales of Common Shares in the United States by the Underwriter acting through its U.S. Affiliate (as hereinafter defined), shall be made only to persons who the Underwriter and its U.S. Affiliate reasonably believe to be Qualified Institutional Buyers (as hereinafter defined) in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and similar exemptions under applicable U.S. state securities laws, and in each case in accordance with the provisions of Schedule “A” to this Agreement. The Underwriter and the Company acknowledge that Schedule “A” forms part of this Agreement.

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1. DEFINITIONS

1.1 In this Agreement, including any schedules forming a part of this Agreement:

(a) “Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b) “Agreement” means this agreement and includes the schedules hereto;

(c) “Ancillary Documents” means all agreements, certificates (including any certificates representing the Common Shares and officer’s certificates), notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and pursuant to this Agreement;

(d) “Applicable Securities Laws” means, collectively, and, as the context may require, the securities laws of the Qualifying Jurisdictions and the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(e) “Closing” and “Closing Date” have the meanings given to those terms in Section 9.1;

(f) “Closing Time” means 5:30 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Underwriter on the Closing Date, or in the case of the Option Closing, 5:30 a.m. (Vancouver time) or such other time as many be agreed to by the Company and the Underwriter on the Over-Allotment Closing Date;

(g) “Comfort Letter” has the meaning given to that term in subsection 6.1(k)(i) hereto;

(h) “Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(i) “Common Shareholders” has the meaning given to that term in subsection 5.1(cc);

(j) “Common Shares” means the common shares of the Company to be sold under the Offering and includes any common shares issued pursuant to the Over- Allotment Option;

(k) “Company” has the meaning given to that term on page 1 of this Agreement;

(l) “Company’s Financial Statements” has the meaning given to that term in subsection 5.1(aa);

(m) “Continuous Disclosure Materials” has the meaning given to that term in subsection 5.1(i) hereto;

(n) “Distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(o) “environmental laws” has the meaning given to that term in subsection 5.1(oo);

(p) “Exchange” means the TSX Venture Exchange;

(q) “Final Prospectus” means the final short form prospectus of the Company to be dated on or about October 18, 2019 and filed with the Commissions for the purpose of qualifying the distribution of the Common Shares, the Over-Allotment Option and the Over-Allotment Common Shares in the Qualifying Jurisdictions, including all documents incorporated therein by reference and any Supplementary Material;

(r) “Final Receipt” means the receipt issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

(s) “Final U.S. Private Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriter and the Company, to which will be attached the Final Prospectus, to be delivered to any offerees and purchasers of the Common Shares in the United States in accordance with Schedule “A” hereto;

(t) “IFRS” means International Financial Reporting Standards, as the same may be amended or supplemented from time to time;

(u) “Indemnified Party” and “Indemnified Parties” have the meanings given to those terms in Section 11.1 hereto;

(v) “Legal Opinions” has the meaning given to that term in subsection 6.1(k)(ii) hereto;

(w) “material adverse effect” means any effect, change, event or occurrence that, alone or in conjunction with any other effect, change, event or occurrence: (i) is materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), or business operations of the Company; or (ii) would result in an Offering Document containing a misrepresentation;

(x) “material change” has the meaning given to that term in the Securities Act (British Columbia);

(y) “Material Contracts” has the meaning given to that term in subsection 5.1(jj) hereto;

(z) “material fact” has the meaning given to that term in the Securities Act (British Columbia);

(aa) “misrepresentation” has the meaning given to that term in the Securities Act (British Columbia);

(bb) “Material Subsidiary” means Empresa Minera Alcira SA;

(cc) “Named Executive Officers” means as of the date of this Agreement, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers of the Company at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end;

(dd) “NI 43-101” has the meaning given to that term in subsection 5.1(o) hereto;

(ee) “NI 44-101” has the meaning given to that term in subsection 5.1(d) hereto;

(ff) “NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(gg) “OFAC” has the meaning given to that term in subsection 5.1(zz);

(hh) “Offering” has the meaning given to that term on page 1 of this Agreement;

(ii) “Offering Documents” means, collectively, the Prospectuses, any Supplementary Material and the U.S. Memorandum;

(jj) “Officers’ Certificate” has the meaning given to that term in subsection 6.1(k)(iv) hereto;

(kk) “Option Closing” means the closing of the transactions contemplated upon the exercise of the Over-Allotment Option;

(ll) “Over-Allotment Closing Date” means the closing date for the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over- Allotment Option;

(mm) “Over-Allotment Common Shares” has the meaning given to that term on page 1 of this Agreement;

(nn) “Over-Allotment Option” means the option to purchase the Over-Allotment Common Shares granted to the Underwriter as set out on page 1 hereof;

(oo) “Preliminary Prospectus” means the preliminary short form prospectus of the Company dated October 8, 2019 and filed with the Commissions for the purpose of allowing the Underwriter to solicit expressions of interest for the Offering, including all documents incorporated therein by reference and any Supplementary Material;

(pp) “Preliminary Receipt” means the receipt issued by the British Columbia Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

(qq) “Preliminary U.S. Private Placement Memorandum” means the preliminaryU.S. private placement memorandum, in a form satisfactory to the Underwriter and the Company, to which will be attached a copy of the Preliminary Prospectus, to be delivered to offerees and purchasers of the Common Shares and Over-Allotment Common Shares, if any, in the United States in accordance with Schedule “A” hereto;

(rr) “Principals” has the meaning given to that term in subsection 5.1(cc);

(ss) “Property Rights” has the meaning given to that term in subsection 5.1(l);

(tt) “Prospectuses” means, collectively, the Preliminary Prospectus and the Final Prospectus;

(uu) “Purchase Price” has the meaning given to that term on page 1 of this Agreement;

(vv) “Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A;

(ww) “Qualifying Jurisdictions” means all the provinces of Canada other than Québec, and “Qualifying Jurisdiction” means any one of them;

(xx) “Regulation D” means Regulation D under the U.S. Securities Act;

(yy) “Regulation S” means Regulation S under the U.S. Securities Act;

(zz) “Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(aaa) “Regulatory Authorities” means collectively the Commissions and the Exchange;

(bbb) “Rule 144A” means Rule 144A under the U.S. Securities Act;

(ccc) “Silver Sand Technical Report” means the technical report titled “Silver Sand Project, Potosi Department, Bolivia – Updated Technical Report for: New Pacific Metals Corp.”, dated August 15, 2017;

(ddd) “Standard Listing Conditions” has the meaning given to that term in Section 6.1(n) hereto;

(eee) “Subsidiaries” means Tagish Lake Gold Corp., New Pacific Offshore Inc., SKN Nickel & Platinum Ltd., Glory Metals Investment Corp. Limited, New Pacific Investment Corp. Limited, New Pacific Andes Corp. Limited, Fortress Mining Inc., Empresa Minera Alcira SA, NPM Minerals S.A., and Qinghai Found Mining Co. Ltd.;

(fff) “Substituted Purchasers” has the meaning given to that term in Section 4.2;

(ggg) “Supplementary Material” means any documents supplemental to the Prospectuses including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectuses) or similar documents;

(hhh) “Title Opinion” has the meaning given to that term in Section 6.1(k)(v);

(iii) “trade” has the meaning given to that term in the Securities Act (British Columbia);

(jjj) “Underwriter” has the meaning given to that term on page 1 of this Agreement;

(kkk) “Underwriting Fee” has the meaning given to that term on page 1 of this Agreement;

(lll) “United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(mmm) “U.S. Affiliate” means the U.S. registered broker-dealer affiliate of the Underwriter;

(nnn) “U.S. Legal Opinion” has the meaning given to that term in subsection 6.1(k)(iii);

(ooo) “U.S. Memorandum” means, together, the Preliminary U.S. Private Placement Memorandum and Final U.S. Private Placement Memorandum; and

(ppp) “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

(qqq) “U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.2 All references to dollar figures in this Agreement are to Canadian dollars.

1.3 Certain terms applicable solely to Schedule “A” are defined in Schedule “A”.

1.4 Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of Dr. Rui Feng, Gordon Neal and Jalen Yuan, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation.

2. FILING OF PROSPECTUS

2.1 The Company shall:

(a) file the Preliminary Prospectus by no later than 2:00 p.m. (Vancouver time) on October 8, 2019 and shall use its commercially reasonable efforts to, no later than 4:00 p.m. (Vancouver time) on October 8, 2019 obtain the Preliminary Receipt with respect to the Preliminary Prospectus; and

(b) use commercially reasonable efforts to promptly resolve all comments received or deficiencies raised by the Commissions and file the Final Prospectus and obtain a Final Receipt for the Final Prospectus as soon as possible after such regulatory comments and deficiencies have been resolved and in any event no later than 4:00 p.m. (Vancouver time) on October 18, 2019.

2.2 Prior to the delivery or filing of the Offering Documents and thereafter, during the period of distribution of the Common Shares, the Company shall have allowed the Underwriter to participate fully in the preparation of, and to approve the form and content of, such Offering Documents and shall have allowed the Underwriter to conduct all due diligence investigations which it may reasonably require in order to fulfill its obligations as underwriter and in order to enable it to execute the certificate required to be executed by it at the end of the Prospectuses.

3. OVER-ALLOTMENT OPTION

3.1 The Company hereby grants to the Underwriter the option to purchase and to offer for sale to the public pursuant hereto the Over-Allotment Common Shares at the Purchase Price upon the terms and conditions set forth herein.

3.2 The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time and from time to time up to 30 days after the Closing Date by the Underwriter giving written notice to the Company not less than three business days in advance of such date, specifying the number of Over-Allotment Common Shares to be purchased and the Over-Allotment Closing Date.

3.3 The Over-Allotment Common Shares shall be qualified for Distribution under the Prospectuses.

4. DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITER AND THE COMPANY

4.1 Subject to the terms and conditions of this Agreement, the Underwriter’s offer to purchase the Common Shares, and by acceptance of this Agreement, the Company agrees to sell to the Underwriter, and the Underwriter agrees to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Common Shares. In the event the Underwriter exercises its right pursuant to the Over-Allotment Option to purchase the Over-Allotment Common Shares in whole, or in part, from time to time, up to 30 days after the Closing Date, the Company hereby agrees to issue and sell to the Underwriter and the Underwriter agrees to purchase at the Closing Time on an Over-Allotment Closing Date that number of Over-Allotment Common Shares requested in the notice of exercise of the Over-Allotment Option.

4.2 The Company understands that although this Agreement is presented on behalf of the Underwriter as purchaser, the Underwriter may arrange for substituted purchasers for the Common Shares and Over-Allotment Common Shares (“Substituted Purchasers”) outside the United States. It is further understood that the Underwriter agrees to purchase or cause to be purchased the Common Shares, and if the Over-Allotment Option is exercised, the Over-Allotment Common Shares being issued by the Company, and that this commitment is not subject to the Underwriter being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase the Common Shares and Over-Allotment Common Shares, as applicable, at the Purchase Price, and to the extent that Substituted Purchasers purchase such Common Shares and Over-Allotment Common Shares, the obligations of the Underwriter to do so will be reduced by the number of such shares purchased by the Substituted Purchasers from the Company. Any reference in this

Agreement hereafter to “purchasers” shall be taken to be a reference to the Underwriter, as the initial committed purchaser, and to the Substituted Purchasers, if any.

4.3 The distribution of the Common Shares, the Over-Allotment Option and any Over-Allotment Common Shares shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions. Common Shares and/or Over-Allotment Common Shares may also be offered and sold:

(a) in the United States only in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule “A” hereto, the provisions of which are agreed to by the Company, the Underwriter and its U.S. Affiliate, and which are hereby incorporated by reference; and

(b) in such other jurisdictions as the Company and the Underwriter may agree, provided the distribution of Common Shares and/or Over-Allotment Common Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions and will not result in the Company inheriting any reporting obligation in such jurisdictions as a result of such transaction.

4.4 Until the date on which the distribution of the Common Shares and Over-Allotment Common Shares is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Common Shares and the Over-Allotment Common Shares, or in the event that the Common Shares and the Over-Allotment Common Shares have, for any reason ceased to so qualify, to so qualify again the Common Shares and the Over-Allotment Common Shares for distribution.

4.5 The Company agrees that the Underwriter will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as its agents to assist in the Offering and that the Underwriter may determine the remuneration payable to such other dealers appointed by it. Such remuneration shall be payable by the Underwriter and be paid out of, and not in addition to, the Underwriting Fee. The Underwriter shall require and shall use its commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriter and shall be responsible for the actions of such other dealers.

4.6 The Underwriter covenants, represents and warrants to the Company that it will comply with the Applicable Securities Laws of each Qualifying Jurisdiction or other jurisdiction in which it acts as Underwriter of the Company in connection with the Offering, including any registration obligation. The Underwriter is also responsible for the actions of its U.S. Affiliate under this Agreement.

5. REPRESENTATIONS AND WARRANTIES

5.1 The Company represents and warrants to the Underwriter, and acknowledges that the Underwriter is relying upon such representations and warranties in entering into this Agreement, that:

(a) the Company is a duly constituted company and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company;

(b) the Company has no subsidiaries or affiliates other than the Subsidiaries and each of the Subsidiaries is duly incorporated and validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or are pending for the dissolution or liquidation or winding-up of the Subsidiaries;

(c) the Company’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed on page 5 of the Company’s Annual Information

Form dated as at September 20, 2019, and all such shares are legally or beneficially owned directly or indirectly by the Company, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(d) the Company: (i) is a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in British Columbia, Alberta, Manitoba, Ontario and Québec; (ii) will at the Closing Time be a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in all the Qualifying Jurisdictions; and (iii) is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions; and (iii) is eligible under National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to file the Preliminary Prospectus and the Final Prospectus;

(e) the common shares of the Company are listed for trading on the Exchange and the Company is not in default of any material listing requirement of the Exchange applicable to the Company including any requirement that shareholder approval be obtained for the Offering or the issuance of the Common Shares, the Over- Allotment or the Over-Allotment Common Shares;

(f) the authorized capital of the Company consists of an unlimited number of common shares without par value of which 142,924,618 common shares were issued and outstanding as of the date of this Agreement as fully paid and non-assessable shares in the capital of the Company;

(g) other than as set out in Schedule “B”, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries;

(h) no confidential material change report has been filed that remains confidential as of the date hereof;

(i) all documents previously published or filed by the Company since July 1, 2018 with the Regulatory Authorities (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and complied with Applicable Securities Laws in all material respects, and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under, Applicable Securities Laws;

(j) each of the Company and the Subsidiaries hold all licences and permits that are required for carrying on its business in the manner in which such business has been carried on except as would not have a material adverse effect and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(k) each of the Company and the Subsidiaries has good title to its respective material assets as disclosed in the Prospectuses, free and clear of all liens, charges and encumbrances of any kind whatsoever except as disclosed in the Prospectuses;

(l) all property, options, leases, concessions, claims or other interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Company or the Material Subsidiary holds an interest or right, which is considered material to the Company (collectively, the “Property Rights”) are completely and accurately described in the Prospectuses and Schedule “D” and except as set forth in the Prospectuses or Schedule “D”, the Company or the Material Subsidiary are the legal and beneficial owner of such Property Rights and the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them;

(m) no property rights other than the Property Rights are necessary for the conduct of the business of the Company or the Material Subsidiary as currently being conducted and there are no material restrictions on the ability of the Company or the Material Subsidiaries to use or otherwise exploit any such Property Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights;

(n) other than as disclosed in the Continuous Disclosure Materials, none of the Company nor the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its Property Rights as of the Closing Date;

(o) the Silver Sand Technical Report filed by the Company with Regulatory Authorities has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”);

(p) the Silver Sand Project is the only material property to the Company for the purposes of NI 43-101;

(q) (i) the information provided by the Company on the Silver Sand Project set forth in the Prospectuses was, at the time of delivery thereof, complete and accurate in all material respects and there has been no new material scientific or technical information that is not included in the Silver Sand Technical Report since the date of delivery or preparation thereof; (ii) the scientific and technical information contained in the Prospectuses has been disclosed in all material respects in accordance with NI 43-101 and is based upon information prepared by or under the supervision of a qualified person, as defined in NI 43-101, or has been approved by a qualified person; and (iii) the Company has filed all technical reports required to be filed pursuant to NI 43-101;

(r) each of the Company and the Material Subsidiary has conducted and is conducting its business in compliance with generally accepted mining industry practices, all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, in each case in all material respects, and no breach or default by the Company, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Company, or the Material Subsidiary, exists with respect thereto;

(s) each of the Subsidiaries (other than the Material Subsidiary) has conducted and is conducting its business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, in each case in all material respects, and no breach or default by the Company, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Company, or the Subsidiaries, exists with respect thereto;

(t) the Company has all requisite corporate power and capacity to enter into this Agreement and to perform the transactions contemplated hereby and the granting of the Over-Allotment Option and the issuance and sale by the Company of the Common Shares and Over-Allotment Common Shares have been duly authorized by all necessary corporate action of the Company, and this Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement may be limited by applicable law;

(u) upon their issuance, the Common Shares will be validly allotted, issued and outstanding as fully paid and non-assessable, and registered in the name of the Underwriter or as directed by the Underwriter, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions (except control person restrictions and restrictions under applicable U.S. securities laws) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(v) when issued and sold by the Company in accordance with the terms hereof, the terms of the Common Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to common shares in the capital of the Company set forth in the Prospectuses;

(w) upon satisfaction of the Standard Listing Conditions, the Common Shares will be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and for a tax-free savings account;

(x) Computershare Trust Company of Canada at its principal office in the City of Vancouver, British Columbia has been duly appointed as registrar and transfer agent for the common shares of the Company;

(y) the minute books and records of the Company and the Material Subsidiary made available to counsel for the Underwriter in connection with its due diligence investigation of the Company and the Material Subsidiary are all of the minute books and records of the Company and to the knowledge of the Company, the Material Subsidiary, from incorporation, as the case may be, to present and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Material Subsidiary to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Material Subsidiary to the date of this Agreement not reflected in such minute books and other records, other than those which have been disclosed to the Underwriter;

(z) each of the Company and the Material Subsidiary maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Company’s management are reasonable for operations such as these, and are in good standing and not in default it being understood that the Company does not maintain title insurance over any of its material properties;

(aa) the audited financial statements of the Company for its fiscal year ended June 30, 2019, and notes thereto (the “Company’s Financial Statements”) incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the periods then ended and such financial statements have been prepared in accordance with IFRS applied on a consistent basis;

(bb) there has been no change in any material respect in accounting policies or practices of the Company or the Subsidiaries since June 30, 2019;

(cc) none of the Company nor the Subsidiaries is indebted to any of its directors or officers (collectively the “Principals”), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders (the “Common Shareholders”);

(dd) the Company does not owe any monetary amount to any Principal or Common Shareholder on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company or its Subsidiaries, and (iii) for other standard employee benefits made generally available to all employees;

(ee) none of the Company nor the Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(ff) there are no material liabilities of the Company or the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company’s Financial Statements except those incurred in the ordinary course of its business since June 30, 2019;

(gg) since June 30, 2019, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, or the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective business, affairs, capital, prospects or assets, or the right or capacity of the Company or the Subsidiaries to carry on their business, such business having been carried on in the ordinary course except as disclosed in the Prospectuses or otherwise disclosed to the Underwriter;

(hh) the directors, officers and key employees of the Company are as disclosed in the Prospectuses and the compensation arrangements with respect to the Company’s Named Executive Officers are as disclosed in the information circular for the Company’s annual general meeting held on December 10, 2018, and except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company;

(ii) there are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Company is required, pursuant to Applicable Securities Laws to include additional financial disclosure in the Prospectuses;

(jj) all contracts and agreements material to the Company and the Subsidiaries, collectively, other than those entered into in the ordinary course of its business as presently conducted (collectively the “Material Contracts”) have been disclosed in the Prospectuses and neither the Company nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or a Subsidiary, whether by asset sale, transfer of shares or otherwise;

(kk) there are no amendments to the Material Contracts that have been proposed to be, or are required to be, made other than have been disclosed in the Prospectuses;

(ll) all tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at June 30, 2019 have been paid or accrued in the Company’s Financial Statements;

(mm) the Company and each of its Subsidiaries have been assessed for all applicable taxes and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or any of its Subsidiaries not adequately reflected in the Company’s Financial Statements;

(nn) other than as disclosed in the Continuous Disclosure Materials, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company or the Subsidiaries, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company’s knowledge, there is no basis therefor;

(oo) other than as disclosed in writing to the Underwriter, none of the Company nor the Subsidiaries has been, in any material respect, in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “environmental laws”) and, without limiting the generality of the foregoing:

(i) the Company and the Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in material compliance with all applicable environmental laws and have received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii) there are no orders, rulings or directives issued against the Company or the Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Company, threatened against the Company or the Subsidiaries under or pursuant to any environmental laws requiring any material work, repairs, construction or capital expenditures with respect to any property or assets of the Company or its Subsidiaries;

(pp) no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or the Subsidiaries with respect thereto has been received by the Company or the Subsidiaries, and, to the knowledge of the Company, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or the Subsidiaries is in progress, threatened or, to the best of the Company’s knowledge, pending, and, to the best of the Company’s knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(qq) none of the Company nor the Subsidiaries and to the best of the Company's knowledge their respective directors or officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever, except as would not have a material adverse effect on the Company and the Subsidiaries, taken as a whole;

(rr) the Company’s auditors who audited the Company’s Financial Statements and who provided their audit report thereon were, as at the date of their audit report, independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and such auditors nor has there been any event which has led the Company’s current auditors to threaten to resign as auditors;

(ss) the Prospectuses will be prepared and filed in compliance with the Applicable Securities Laws, and, at the time of delivery of the Common Shares and Over-Allotment Common Shares to the Underwriter, the Final Prospectus will comply with the Applicable Securities Laws and the Company shall fulfill and comply with the necessary requirements of the Applicable Securities Laws in order to enable the Common Shares, the Over-Allotment Option and any Over-Allotment Common Shares to be lawfully distributed in the Qualifying Jurisdictions through the Underwriter or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the Applicable Securities Laws;

(tt) the Prospectuses, including any and all amendments thereto, will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses, will constitute full, true and plain disclosure of all material facts relating to the Company and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws;

(uu) neither the Company, the Subsidiaries nor, to the knowledge of the Company, any of their respective employees or agents have, in connection with the affairs of the Company, made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, Bolivian, Chinese or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(vv) no labour dispute with the employees of the Company or any Subsidiary currently exists or, to the knowledge of the Company and the Subsidiaries, is imminent. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company and the Subsidiaries no action has been taken or is contemplated to organize any employees of the Company or any Subsidiary;

(ww) the form of the certificate representing the Common Shares has been duly approved by the Company and complies with the provisions of the Business Corporations Act (British Columbia);

(xx) no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency in Canada is necessary or required for the performance by the Company of its obligations hereunder, in connection with the Offering in the Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under Applicable Securities Laws;

(yy) all information and documentation concerning the Company and the Subsidiaries (including but not limited to the Property Rights and Material Contracts), the Common Shares, Over-Allotment Option, Over-Allotment Common Shares, and the Offering, that has been provided in writing to the Underwriter on its request by the Company in connection with this Agreement is accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to an underwriter performing the services contemplated herein;

(zz) the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, including the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which they are subject (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(aaa) neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department

(“OFAC”); and the Company will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC;

(bbb) the Company is not a “related issuer” or “connected issuer” (as those terms are defined in Section 1.1 of National Instrument 33-105 – Underwriting Conflicts) of any registrant involved in a trade of the Common Shares;

(ccc) other than as disclosed to the Underwriter in writing, none of the Company’s insiders (as defined in the Securities Act (British Columbia)) has sold any securities issued by the Company or otherwise taken steps to reduce its, his, or her financial exposure to the price or value of the common shares of the Company from September 17, 2019 to the date hereof;

(ddd) to the knowledge of the Company, Silvercorp Metals Inc. intends to participate in the Offering at its pro rata share ownership of the Company, representing 28.93% of the issued and outstanding common shares of the Company; and

(eee) the Company makes the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Agreement.

5.2 The Underwriter represents and warrants to the Company and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws, or equivalent securities laws applicable thereto, so as to permit it to lawfully fulfill its obligations hereunder;

(b) it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated; and

(c) it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

5.3 The representations and warranties of the Company and the Underwriter contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement in accordance with Section 14.5.

6. ADDITIONAL COVENANTS

6.1 The Company covenants and agrees with the Underwriter that it shall:

(a) file with the Exchange all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchange, in order to obtain prior to the Closing Date the requisite acceptance or approval of the Exchange for:

(i) the Offering; and

(ii) the conditional listing of the Common Shares and Over-Allotment Common Shares, subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b) with respect to the filing of the Prospectuses as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriter (acting reasonably) as evidenced by the Underwriter’s execution of the certificates attached thereto;

(c) prior to the completion of the Offering, allow the Underwriter to review the Offering Documents and conduct all due diligence which the Underwriter may reasonably require in order to fulfill its statutory obligations as Underwriter and in order to enable it to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriter in such documents, including, without limitation, corporate and operating records, documentation with respect to Property Rights, technical information, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Company;

(d) during the period prior to the completion of the Offering, promptly notify the Underwriter in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) prospects, financial position or capital of the Company, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto and:

(i) the Company shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the Exchange, applicable to the Company as a result of any such change;

(ii) however, notwithstanding the foregoing, the Company shall not file any amendment to the Prospectuses or any other material supplementary to the Prospectuses (all such amendments and material being Supplementary Material) without first obtaining the approval of the Underwriter as to the form and content thereof, which approval shall be provided on a timely basis;

and, in addition to the foregoing, the Company shall, in good faith, discuss with the Underwriter any material change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Company as to whether notice in writing of such change need be given to the Underwriter pursuant to this subparagraph;

(e) deliver to the Underwriter duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (k) below;

(f) cause commercial copies of the Prospectuses, the U.S. Memorandum and Supplementary Material to be delivered to the Underwriter without charge, in such quantities and in such cities as the Underwriter may request, as soon as possible after the filing of the Preliminary Prospectus, Final Prospectus or Supplementary Material, as the case may be, but in any event on or before 9:00 (a.m.) (Vancouver time) on the business day after obtaining the receipt therefor, as applicable, and such delivery will constitute the Company’s consent to the Underwriter’s use of such documents in connection with the Offering;

(g) by the act of having delivered each of the Prospectuses and any amendments thereto to the Underwriter, have represented and warranted to the Underwriter that all material information and statements (except information and statements relating solely to the Underwriter and provided by the Underwriter to the Company in writing) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company, its Subsidiaries, the Common Shares, the Over-Allotment, and Over-Allotment Common Shares as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h) prior to the Closing Time, fulfill to the satisfaction of the Underwriter all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Common Shares to be distributed free of resale restrictions in the Qualifying Jurisdictions;

(i) use commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(j) use commercially reasonable efforts to maintain its listing of its common shares on the Exchange (or a similar stock exchange or quotation system) for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(k) deliver to the Underwriter and its legal counsel, as applicable:

(i) at the time of execution of the Final Prospectus by the Underwriter, a long form Comfort Letter (the “Comfort Letter”) from the Company’s auditors addressed to the Underwriter and dated as of the date of the Final Prospectus and based on procedures performed within two business days of the Final Prospectus, in form and content acceptable to the Underwriter, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriter may reasonably require;

(ii) at the Closing Time, such legal opinions (the “Legal Opinions”) of Bennett Jones LLP, the Company’s legal counsel (excluding U.S. legal counsel), and other legal counsel in the Qualifying Jurisdictions addressed to the Underwriter and dated as of the Closing Date, in form and content acceptable to the Underwriter, acting reasonably, relating to the matters set forth in Schedule “C”;

(iii) at the Closing Time, if any Common Shares and/or Over-Allotment Common Shares are being sold in the United States, in accordance with Schedule “A” hereto, a legal opinion of, the Company’s U.S. legal counsel (the “U.S. Legal Opinion”) addressed to the Underwriter and dated as of the Closing Date, in form and content acceptable to the Underwriter, acting reasonably, to the effect that such offer and sale of the Common Shares and/or Over-Allotment Common Shares, if applicable, is not required to be registered under the U.S. Securities Act, it being understood that no opinion is expressed as to any subsequent resale of any Common Shares or Over- Allotment Common Shares;

(iv) at the Closing Time, a certificate (the “Officers’ Certificate”) of the Company signed by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriter and dated as of the Closing Date, in form and content acceptable to the Underwriter, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A) the Company has complied, in all material respects, with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B) no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Common Shares and Over-Allotment Common Shares or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C) the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D) all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(v) at the Closing Time, such legal opinion (the “Title Opinion”) of the Company’s legal counsel, addressed to the Underwriter and its legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriter acting reasonably, with respect to title to and ownership rights in the Silver Sand Project;

(vi) certificates dated the Closing Date signed by the CEO of the Company or another officer acceptable to the Underwriter, acting reasonably, in form and content satisfactory to the Underwriter, acting reasonably, with respect to the constating documents of the Company and the Material Subsidiary; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Common Shares and Over-Allotment Common Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, listing on the Exchange and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(vii) at the Closing Time, certificates of good standing (or equivalent) for the Company, the Material Subsidiary, New Pacific Offshore Inc., and New Pacific Investment Corp. Limited, each dated within one business day (or such earlier or later date as the Underwriter may accept) of the Closing Date;

(viii) at the Closing Time, a certificate of the registrar and transfer agent of the common shares of the Company, which certifies the number of common shares of the Company issued and outstanding on the date prior to the Closing Date;

(ix) at the Closing Time, the Comfort Letter, dated the Closing Date, in form and substance satisfactory to the Underwriter, acting reasonably, bringing forward to the date which is one business day prior to the Closing Date, the information contained in the Comfort Letter; and

(x) at the Closing Time, such other materials (the “Closing Materials”) as the Underwriter may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriter and to such parties as may be reasonably directed by the Underwriter and will be dated as of the Closing Date or such other date as the Underwriter may reasonably require;

(l) from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(m) not to directly or indirectly issue any common shares of the Company or securities or other financial instruments convertible into or having the right to acquire common shares of the Company (other than pursuant to rights or obligations under securities or instruments outstanding or in accordance with the Company’s option plan) or enter into any agreement or arrangement under which the Company acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of common shares of the Company, whether that agreement or arrangement may be settled by the delivery of common shares of the Company or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from October 2, 2019 until 90 days following the Closing Date without the Underwriter’s prior written consent, which consent will not be unreasonably withheld.

(n) deliver lock-up agreements executed by each of the Company’s executive officers and directors pursuant to which they agree, prior to the Closing Date, not to sell, or agree to sell (or announce any intention to do so), any common shares of the Company or securities exchangeable or convertible into common shares of the Company for a period from October 2, 2019 until 90 days following the Closing Date without the Underwriter’s prior written consent, which consent will not be unreasonably withheld.

(o) prior to the filing of the Final Prospectus, provide evidence satisfactory to the Underwriter of the conditional approval of the Exchange of the listing and posting for trading on the Exchange of the Common Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the Exchange in similar circumstances (the “Standard Listing Conditions”);

(p) advise the Underwriter, promptly after receiving notice or obtaining knowledge thereof; of: (i) the issuance by any Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Common Shares, Over-Allotment Option or Over-Allotment Common Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission for amending or supplementing the Preliminary Prospectus or the Final Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(q) not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriter to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Underwriter’s prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriter and its counsel in connection with the Offering;

(r) during the period commencing on the date hereof and until completion of the distribution of any Over-Allotment Common Shares, promptly provide to the Underwriter drafts of any press releases of the Company for review by the Underwriter and the Underwriter’s counsel prior to issuance, provided that any such review will be completed in a timely manner;

(s) forthwith notify the Underwriter of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(t) ensure that any news release announcing this Offering and naming the Underwriter will include substantially the following legend: “NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”, and news releases announcing this transaction will include substantially the following statements: “This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements.”;

(u) use the net proceeds of the Offering substantially in the manner set out in the Final Prospectus under the heading “Use of Proceeds”; and

(v) make management of the Company available to provide such assistance in marketing the Offering as the Underwriter may reasonably request.

7. UNDERWRITER’S FEES AND EXPENSES

7.1 In consideration of the services to be rendered by the Underwriter to the Company under this Agreement, the Company agrees to pay to the Underwriter, at the time and in the manner specified in this Agreement, the Underwriting Fee.

7.2 Whether or not the purchase and sale of the Common Shares shall be completed, all costs and expenses of or incidental to the sale and delivery of the Common Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Company including the Underwriter’s “out-of-pocket” expenses. The Company also agrees to pay the reasonable fees and disbursements of the Underwriter’s legal counsel, up to a maximum of $100,000 (exclusive of taxes and disbursements).

8. CONDITIONS PRECEDENT

8.1 The following are conditions to the obligations of the Underwriter to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriter in its sole discretion:

(a) all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses, to obtain the requisite approval of the Exchange to the Offering and to validly offer, sell and distribute the Common Shares and the Over- Allotment Common Shares, and to grant the Over-Allotment Option;

(b) the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectuses, including without limitation a receipt from the Commissions pursuant to NP 11-202 in respect of the Prospectuses, to permit the Company to complete its obligations hereunder;

(c) the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Legal Opinions, U.S. Legal Opinion, Officer’s Certificate, the Title Opinion and other Closing Materials as the Underwriter may reasonably require in form and substance satisfactory to the Underwriter and its counsel, acting reasonably;

(d) no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors, officers or promoters of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(e) as of the Closing Time, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities in Canada must be made publicly available in connection with the sale of the Common Shares and the Over- Allotment Common Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriter; no contracts, documents or other materials required to be described or referred to in the Prospectuses or the U.S. Memorandum that are not described or referred to as required and delivered to the Underwriter;

(f) the Underwriter shall have received at the Closing Time a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the number of issued and outstanding common shares of the Company;

(g) the Underwriter not having exercised any rights of termination set forth in this Agreement;

(h) there shall not have occurred between June 30, 2019 and the Closing Time, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), financial position or capital of the Company not disclosed in the Continuous Disclosure Materials;

(i) the Company will have, as of the Closing Time, complied in all material respects with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Common Shares on the Exchange as required to be provided prior to the Closing Time;

(j) the representations and warranties of the Company contained in this Agreement will be true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) as if such representations and warranties had been made as of the Closing Time; and

(k) the Underwriter shall have received a legal opinion of Borden Ladner Gervais LLP, in form and content acceptable to the Underwriter, acting reasonably, as to certain matters related to the Offering.

9. CLOSING

9.1 The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the offices of Bennett Jones LLP, legal counsel to the Company, at the Closing Time on October 25, 2019 or such other time and date as may be agreed to by the

Company and the Underwriter (the “Closing Date”).

9.2 On the Closing, the Company shall provide electronic evidence of issuance of the Common Shares and, subject to receipt of the notice in accordance with the Over-Allotment Option, any Over-Allotment Common Shares specified in such notice, in the names and denominations reasonably requested by the Underwriter.

9.3 At the Closing Time, the Company shall deliver to the Underwriter such documents set forth in Section 6.1(k).

9.4 If the Company has satisfied all of its obligations under this Agreement, at the Closing the Underwriter shall pay to the Company the aggregate gross proceeds of the sale of the Common Shares, less the Underwriting Fee and expenses as provided in Article 7 hereof.

10. OPTION CLOSING

10.1 In the event the Over-Allotment Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriter in such locations that the Underwriter advises the Company the certificates (in physical or electronic form as the Underwriter may advise in the notice) representing the Common Shares to be issued at the Option Closing in the names and denominations reasonably requested by the Underwriter.

10.2 The Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

10.3 At the Option Closing, the Company shall deliver to the Underwriter such documents set forth in Section 6.1(k) as the Underwriter may request.

10.4 If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriter shall pay to the Company the gross proceeds of the sale of the Over-Allotment Common Shares, less the Underwriting Fee and expenses as provided in Section 7 hereof that have not already been paid in accordance with Section 9.4.

11. INDEMNITY

11.1 The Company shall indemnify and save harmless the Underwriter and its affiliates, and their respective directors, officers, employees and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than losses of profits), claims, actions, suits, proceedings, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties’ counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, whether performed before or after the execution of this Agreement by the Company without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a) (i) any information or statement contained in any Offering Document, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation, (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, or (iii) the omission or alleged omission to state in any Offering Document a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading;

(b) the breach of, or default under, any term, condition, covenant or agreement of the Company made or contained herein or in any other document of the Company delivered pursuant hereto or made by the Company in connection with the sale of the Common Shares or the breach of any representation or warranty of the Company made or contained herein or in any other document of the Company delivered pursuant hereto or in connection with the sale of the Common Shares being or being alleged to be untrue, false or misleading;

(c) any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof which prevents or restricts the trading in or the sale of the Company’s securities or the distribution of the Common Shares in any jurisdiction; or

(d) the non-compliance or alleged non-compliance by the Company with any of the Applicable Securities Laws or U.S. Securities Laws relating to or connected with the distribution of the Common Shares, including the Company’s non-compliance with any statutory requirement to make any document available for inspection;

provided that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Company any funds advanced to the Indemnified Party in respect of such claim and the indemnity provided for in this Article 11 shall cease to apply to such Indemnified Party in respect of such claim.

11.2 If any claim contemplated by this Article 11 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Article 11 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Company under this Article 11 only to the extent that the Company is materially prejudiced by such failure). The Company shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Company or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Company. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a) the Company fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable time after receiving notice of such suit;

(b) the employment of such counsel has been authorized by the Company; or

(c) the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Company and the Indemnified Party and the Company shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented;

in each of cases (a), (b) or (c), the Company shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Company shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel (in addition to local counsel) for all Indemnified Parties in any jurisdiction. In no event shall the Company be required to pay the fees and disbursements of more than one set of counsel (in addition to local counsel) for all Indemnified Parties in respect of any particular claim or set of claims in one jurisdiction. No settlement may be made by an Indemnified Party without the prior written consent of the Company, which consent will not be unreasonably withheld.

11.3 To the extent that any Indemnified Party is not a party to this Agreement, the Underwriter holds the right and benefit of this Article 11 in trust for and on behalf of such Indemnified Party.

11.4 The Company shall not, without the prior written consent of the Indemnified Parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party.

12. CONTRIBUTION

12.1 In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Article 11 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriter and the Company shall contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits or consequential damages) of the nature contemplated in Article 11 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) as between the Company and the Underwriter, the relative benefits received by the Underwriter, on the one hand (being the Underwriting Fee), and the relative benefits received by the Company, on the other hand (being the net proceeds of the Offering, before expenses) from the Offering; and (ii) as between the Company and the Underwriter, the relative fault of the Company, on the one hand, and the Underwriter, on the other hand; provided that the Underwriter shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgement to have engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct.

12.2 The rights to contribution provided in this Article 12 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 12.1 hereof shall apply, mutatis mutandis, in respect of such other right.

12.3 Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Article 12. except to the extent such party is materially prejudiced by the failure to receive such notice. The right to contribution provided in this Article 12 shall be in addition to, and not in derogation of, any other right to contribution that the Underwriter or the Company may have by statute or otherwise by law.

13. TERMINATION OF AGREEMENT

13.1 Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any material conditions in favour of the Underwriter shall entitle the Underwriter to terminate in accordance with Section 13.2(d) its obligation to purchase the Common Shares and any Over-Allotment Common Shares by written notice to that effect given to the Company prior to the Closing Time on the Closing Date or Option Closing (as applicable). The Company shall use its reasonable commercial efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriter, any such waiver or extension must be in writing.

13.2 In addition to the completion of satisfactory due diligence by the Closing Date, and any other remedies which may be available to the Underwriter, this Agreement and any obligation of the Underwriter to purchase Common Shares and any Over-Allotment Common Shares may be terminated by the Underwriter upon delivery of written notice to the Company at any time up to the Closing Time if at any time prior to the Closing Time:

(a) there shall have occurred any material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), or capital of the Company, or, change in any material fact, or have arisen or been discovered any new material fact or the Underwriter shall have become aware of any undisclosed material fact, that would be expected to in the opinion of the Underwriter, acting reasonably have a material adverse effect on the market price or value of the common shares of the Company; or

(b) any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of any securities of the Company is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn; or

(c) any inquiry, action, suit, investigation or other proceeding (formal or informal) is made, announced or threatened, or any order is issued, or any law or regulation is promulgated, changed or announced, by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality, including without limitation, the Exchange or any securities regulatory authority, which, in the opinion of the Underwriter, acting reasonably, prevents or restricts trading of the securities of the Company or adversely affects or will adversely affect the financial markets or the business, operations or affairs of the Company; or

(d) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriter materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and the Subsidiaries, taken as a whole; or

(e) the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false.

13.3 The Underwriter shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in Section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriter to exercise its rights under Section 13.2 at any time prior to or at the Closing Time on the Closing Date or the Over-Allotment Closing Date (as the case may be).

13.4 The rights of termination contained in this Article 13 as may be exercised by the Underwriter are in addition to any other rights or remedies the Underwriter may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement.

13.5 If the obligations of the Underwriter are terminated under this Agreement pursuant to these termination rights, the Company’s liabilities to the Underwriter shall be limited to the

Company’s obligations under subsection 6.1(r), Article 7, Article 11, Article 12 and Article 13.

14. GENERAL

14.1 Any notice to be given hereunder shall be in writing and may be given by electronic mail (email) or by hand delivery and shall, in the case of notice to the Company, be addressed and e-mailed or delivered to:

New Pacific Metals Corp.

Suite 1750 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Attention: Yong-Jae Kim

Email: [REDACTED]

with a copy to:

Bennett Jones LLP

666 Burrard Street, Suite 2500

Vancouver, British Columbia

V6C 2X8 Canada

Attention: Kwang Lim

Email: limk@bennettjones.com

and in the case of the Underwriter, be addressed and emailed or delivered to:

BMO Nesbitt Burns Inc.

Suite 1700 – 885 West Georgia Street

Vancouver, BC V6C 3E8

Attention: Carter Hohmann

Email: [REDACTED]

with a copy to:

Borden Ladner Gervais LLP

1200 Waterfront Centre, 200 Burrard Street

Vancouver, BC V7X 1T2

Attention: Graeme D. Martindale
Email: gmartindale@blg.com

The Company and the Underwriter may change their respective addresses for notice by notice given in the manner referred to above.

14.2 Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this Section 14.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

14.3 This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the “bought deal” offering letter dated

October 2, 2019.

14.4 The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

14.5 Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriter of the Common Shares and any Over-Allotment Common Shares and shall continue in full force and effect, regardless of the closing of the sale of the Common Shares and any Over-Allotment Common Shares and regardless of any investigation which may be carried on by the Underwriter, or on its behalf, subject only to the applicable limitation period prescribed by law. For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in Article 11, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

14.6 No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

14.7 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

14.8 This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

14.9 This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). Each of the Company and the Underwriter irrevocably submits to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or relating hereto.

14.10 The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

14.11 The parties may sign this Agreement in as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying signature page of this Agreement and return same to the Underwriter whereupon this Agreement as so accepted shall constitute an agreement between the Company and the Underwriter enforceable in accordance with its terms.

[Signature Page Follows]

Yours truly,

BMO NESBITT BURNS INC.

By:      (signed) "Carter Hohmann"

Name: Carter Hohmann

Title: Managing Director

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

NEW PACIFIC METALS CORP.

By:        (signed) "Gordon Neal"

Name: Gordon Neal

Title: President

[Signature Page to Underwriting Agreement]

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, the following terms have the following meanings:

“affiliate” means “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Shares;

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offered Shares” means the Common Shares and Over-Allotment Common Shares, if any, to be sold in the Offering;

“Offshore Transactions” means “offshore transactions” as that term is defined in Rule 902(h) of Regulation S;

“QIB Certificate” means the Qualified Institutional Buyer Letter in the form attached as Exhibit I to the Final U.S. Private Placement Memorandum;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

All other capitalized terms used but not otherwise defined in this Schedule “A” shall have the meanings assigned to them in the Agreement to which this Schedule “A” is attached.

1. The Underwriter represents and warrants to the Company that:

(a) it acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except by the Underwriter through the U.S. Affiliate pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Offered Shares except (A) in accordance with the foregoing exemption, or (B) in Offshore Transactions in compliance with Rule 903 of Regulation S. Accordingly, except in connection with offers and sales pursuant to Rule 144A, or as permitted by Rule 903 of Regulation S, neither it nor its affiliates nor any persons acting on its or their behalf has made or will make (i) any offer to sell Offered Shares to or solicitation of an offer to buy Offered Shares from a person in the United States, or (ii) any sale of Offered Shares unless at the time the purchaser’s buy order was or will be originated the purchaser was outside the United States or it, and its affiliates or any persons acting on its or their behalf reasonably believed that the purchaser was outside the United States;

(b) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its affiliates, any selling group members or with the prior written consent of the Company; and

(c) it shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that each selling group member complies with, the applicable provisions of this

Schedule “A” as if such provisions applied to such selling group member.

2. The Underwriter covenants to and agrees with the Company that:

(a) all offers and sales of the Offered Shares in the United States have been and will be effected through the U.S. Affiliate in accordance with all applicable U.S. broker- dealer requirements;

(b) the U.S. Affiliate offering Offered Shares to Qualified Institutional Buyers pursuant to Rule 144A is a Qualified Institutional Buyer, and the U.S. Affiliate is and on the date of each offer and sale of Offered Shares in the United States was and will be duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

(c) it has not solicited, offered, or offered to sell, and will not solicit offers for, or offer to sell, either directly or through the U.S. Affiliate, the Offered Shares in the United States by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Offered Shares offered and sold pursuant to Rule 903 of Regulation S;

(d) it will solicit, and will cause the U.S. Affiliate to solicit, offers for the Offered Shares in the United States only from, and will offer the Offered Shares only to, and it and they have offered and solicited only from and to, persons it reasonably believes, and immediately prior to making any such offer, it had reasonable grounds to believe and did believe, to be Qualified Institutional Buyers;

(e) it will inform, or cause the U.S. Affiliate to inform, all purchasers of the Offered Shares in the United States that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance upon Rule 144A;

(f) it has delivered or will deliver, through the U.S. Affiliate, a copy of either (i) the Final U.S. Private Placement Memorandum which shall include the Final

Prospectus (together, the “U.S. Offering Documents”) or (ii) the Preliminary U.S.

Private Placement Memorandum which shall include the Preliminary Prospectus, to each person in the United States to which it has offered Offered Shares. Prior to any sale by it of Offered Shares in the United States, it will deliver, through the U.S. Affiliate, a copy of the U.S. Offering Documents to the purchaser of such Offered Shares and no other written material has been or will be used in connection with offers or sales of the Offered Shares in the United States;

(g) it shall cause the U.S. Affiliate to agree, for the benefit of the Company, to the same provisions as are contained in paragraphs 1, 2 and 3 of this Schedule ‘A”;

(h) at least one business day prior to each closing, it shall cause the U.S. Affiliate to provide the Company with (i) a list of all purchasers of the Offered Shares in the United States and (ii) a duly completed and executed QIB Certificate from each such purchaser;

(i) at each closing, it and the U.S. Affiliate will either (i) provide a certificate, substantially in the form of Annex 1 to this Schedule “A”, or (ii) be deemed to have represented and warranted to the Company as of the closing time that neither it nor they offered or sold any Offered Shares in the United States; and

(j) none of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

3. It is understood and agreed by the Underwriter that the sale of the Offered Shares in the United States will be made only by the Underwriter or the U.S. Affiliate, acting as agent, pursuant to Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers, in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the U.S. Offering Documents and such purchaser shall have made the representations, warranties and agreements set forth in the QIB Certificate.

4. The Company represents, warrants, covenants and agrees to and with the Underwriter that:

(a) it is, and at each closing will be, a Foreign Issuer that reasonably believes that there is no Substantial U.S. Market Interest in its Common Shares;

(b) it is not, and after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Final Prospectus, will not be registered or required to register as an “investment company” pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c) at the Closing Date, the Offered Shares will not be (A) part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (B) quoted in a U.S. automated inter-dealer system, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

(d) for so long as any Offered Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of, or exempt from reporting pursuant to Rule 12g3-2(b) under, the U.S. Exchange Act, the Company will furnish to any holder of the Offered Shares in the United States and any prospective purchaser of the Offered Shares designated by such holder in the United States, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Shares to effect resales under Rule 144A);

(e) none of the Company, its affiliates or any persons acting on its or their behalf (other than the Underwriter, its affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) (i) has offered or sold or will offer or sell the Offered Shares except through the Underwriter and the U.S. Affiliate in compliance with this Schedule “A”, or (ii) has taken or will take any action that would cause the exemptions or exclusions from registration provided by Rule 903 of Regulation S or Rule 144A to be unavailable with respect to offers and sales of the Offered Shares pursuant to this Schedule “A”;

(f) the Company has not sold, offered for sale or solicited any offer to buy, and will not sell, offer for sale or solicit any offer to buy, any of its securities in the United States in a manner that would be integrated with the offer and sale of the Offered Shares and would cause the exemptions from registration set forth in Rule 144A to become unavailable with respect to offers and sales of the Offered Shares contemplated hereby; and

(g) none of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriter, its affiliates, or any person acting on any of their behalf, in respect of which no representation is made) (i) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Shares in the United States; (ii) has made or will make any Directed Selling Efforts; or (iii) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

ANNEX 1 TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

In connection with the private placement of common shares (the “Offered Shares”) of New Pacific Metals Corp. (the “Company”) in the United States, the Underwriter referred to in the underwriting agreement dated as of October 8, 2019 between the Company and the Underwriter (the “Underwriting Agreement”), and the U.S. broker-dealer affiliate of the Underwriter (the “U.S. Affiliate”), do hereby certify that:

(a) the U.S. Affiliate is, and was on the date of each offer and sale of Offered Shares in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale was made (unless exempted from the respective state’s broker-dealer registration requirements), and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., and all offers and sales of the Offered Shares in the United States have been and will be effected by the U.S. Affiliate in accordance with all U.S. broker-dealer requirements;

(b) we acknowledge that the Offered Shares have not been registered under the U.S. Securities Act or any applicable state securities laws and may not be offered or sold within the United States except pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(c) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of General Solicitation or General Advertising;

(d) each offeree was provided with the U.S. Offering Documents, and we have not used and will not use any written material other than the U.S. Offering Documents and the Preliminary U.S. Private Placement Memorandum which included the Preliminary Prospectus;

(e) immediately prior to transmitting any of the foregoing materials to offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and on the date hereof, we continue to believe that each offeree that purchases Offered Shares from us is a Qualified Institutional Buyer;

(f) each Qualified Institutional Buyer made, at the time of purchase, the representations, warranties, and covenants set forth in Exhibit I to the Final U.S. Private Placement Memorandum; and

(g) the offering of the Offered Shares has been conducted by us in accordance with the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ______ day of ______________, 2019.

BMO NESBITT BURNS INC.	[INSERT NAME OF U.S. AFFILIATE]

By: ______________________________	By: _______________________________
Name:	Name:
Title	Title

SCHEDULE “B”

OUTSTANDING CONVERTIBLE SECURITIES

Stock Options

The following table sets forth details for all outstanding stock options of the Company that were issued under the Company’s stock option plan.

	Number of options
Date of Grant	outstanding	Exercise Price ($)	Expiry Date
Nov 01, 2016	1,555,000	$0.55	Oct 31, 2021
Aug 01, 2017	1,755,000	$1.15	Jul 31, 2022
Dec 08, 2017	200,000	$1.57	Dec 07, 2022
Feb 22, 2019	1,940,027	$2.15	Feb 22, 2024
Apr 22, 2019	100,000	$2.30	Apr 22, 2024

B-1

SCHEDULE “C”

LEGAL OPINION

(a) each of the Company, the Material Subsidiary, New Pacific Offshore Inc., and New Pacific Investment Corp. Limited is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b) each of the Company, the Material Subsidiary, New Pacific Offshore Inc., and New Pacific Investment Corp. Limited has all requisite corporate power and capacity to carry on its business as now conducted as described in the Final Prospectus and to own, lease and operate its property and assets described in the Final Prospectus and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c) the ownership interests of the Material Subsidiary, New Pacific Offshore Inc., and New Pacific Investment Corp. Limited;

(d) the authorized and issued capital of the Company, the Material Subsidiary, New Pacific Offshore Inc., and New Pacific Investment Corp. Limited;

(e) all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Common Shares and Over-Allotment Common Shares and the grant of the Over-Allotment Option;

(f) the Common Shares have been validly created and will be issued as fully-paid and non-assessable common shares in the capital of the Company upon full payment therefor;

(g) the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), the notice of articles and articles of the Company and the rules and by-laws of the Exchange;

(h) the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Common Shares;

(i) all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Commissions;

(j) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

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(k) the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Company and the offering, issuance, sale and delivery of the Common Shares and Over-Allotment Common Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company;

(l) Computershare Trust Company of Canada is the duly appointed registrar and transfer agent for the common shares of the Company;

(m) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction to qualify the distribution of the Common Shares, the Over-Allotment Option and the Over-Allotment Common Shares in each of the Qualifying Jurisdictions through persons who are duly registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(n) as to the accuracy of the statements under the headings “Eligibility For Investment” in the Prospectuses.

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SCHEDULE “D”

LIST OF PROPERTY RIGHTS

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